Exhibit 99.5

RNS Number: 4503W
InterContinental Hotels Group PLC
11 March 2004

Intercontinental Hotels Group plc: Purchase of Own Shares

Intercontinental Hotels Group plc announces that it has today purchased for cancellation 550,000 of its ordinary shares at a price of 516.96p per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END